SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                       -------------------------------------

                                     FORM 11-K



(X)  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
     EXCHANGE ACT OF 1934 (FEE REQUIRED)

     For the fiscal year ended December 31, 1995

( ) TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

     For the transition period from ____________________ to
___________________

          Commission file number   1-10720






                           ILLINOIS CENTRAL CORPORATION
                     SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN
                          455 North Cityfront Plaza Drive
                           Chicago, Illinois  60611-5504
                          (Title and Address of the Plan)



                           ILLINOIS CENTRAL CORPORATION
                          455 North Cityfront Plaza Drive
                           Chicago, Illinois  60611-5504
                (Issuer and Address of Principal Executive Offices)

                                     SIGNATURE

     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                           ILLINOIS CENTRAL CORPORATION
                     SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN






                                   /s/ Dale W. Phillips
                                       Dale W. Phillips
                              Member Administrative Committee



Date:  June 28, 1996


                           ILLINOIS CENTRAL CORPORATION
                     SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN
                                     FORM 11-K



                        Financial Statements and Schedules
                      Years Ended December 31, 1995 and 1994


                                       F-1


                           ILLINOIS CENTRAL CORPORATION
                     Supplemental Retirement and Savings Plan


               INDEX TO FINANCIAL STATEMENTS, SCHEDULES AND EXHIBITS



Financial Statements and Schedules:

  Independent Auditors' Report . . . . . . . . . . . . . .F-3

  Statements of Financial Position as of
   December 31, 1995 and 1994. . . . . . . . . . . . . . .F-4 to F-5

  Statements of Income and Changes in Plan Equity for
   the years ended December 31, 1995 and 1994. . . . . . .F-6 to F-7

  Notes to Financial Statements. . . . . . . . . . . . . .F-8 to F-11

  Schedule I - Assets Held For Investment Purposes
   at December 31, 1995. . . . . . . . . . . . . . . . . .F-12

  Schedule II - Reportable Transactions for the
   year ended December 31, 1995. . . . . . . . . . . . . .F-13

Exhibit:

  Exhibit 23: Independent Auditors' Consent. . . . . . . .E-1

                                   F-2

                           Independent Auditors' Report


The Administrative Committee
Illinois Central Corporation
Supplemental Retirement and Savings Plan:

We have audited the accompanying statements of financial position of Illinois Central Corporation Supplemental Retirement and Savings Plan as of December 31, 1995 and 1994, and the related statements of income and changes in plan equity for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Illinois Central Corporation Supplemental Retirement and Savings Plan as of December 31, 1995 and 1994, and the results of its operations and the changes in its plan equity for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions as of and for the year ended December 31, 1995 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of financial position and the statements of income and changes in plan equity is presented for purposes of additional analysis rather than to present the financial position and results of operations and changes in plan equity of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                     /s/ KPMG PEAT MARWICK LLP
Chicago, Illinois
June 14, 1996

                                  F-3

                                        ILLINOIS CENTRAL CORPORATION
                                  SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN
                                      STATEMENT OF FINANCIAL POSITION
                                                    DECEMBER 31, 1995

                                                        Investment Funds
                                           Illinois
                                            Central      New
                                             Corp.    Perspective
                                 Total     Stock Fund    Fund    Diversified   Fixed     Balanced
Assets:
 Investment at fair value     $52,147,108  10,169,453  2,144,673  8,831,117  28,051,645  2,950,220
Securities sold receivable          1,213       1,213
Dividends receivable               82,969      76,245                 6,724
Accrued interest receivable        98,280          11                 3,339      94,922          8
Income receivable
Contributions receivable:
 Employer
 Employee
Cash and cash equivalents         771,763       1,618               706,591      61,782      1,772

Total assets                  $53,101,333  10,248,540  2,144,673  9,547,771  28,208,349  2,952,000

Liabilities and Plan Equity:
 Liabilities:
 Distribution payable to
  participants
 Payable for unsettled trades      53,056      53,056

Total liabilities                  53,056      53,056          0          0           0        0
plan equity                    53,048,277  10,195,484  2,144,673  9,547,771  28,208,349  2,952,000

Total liabilities and
plan equity                   $53,101,333  10,248,540  2,144,673  9,547,771  28,208,349  2,952,000

See accompanying Notes to Financial Statements.

                                           F-4


                                        ILLINOIS CENTRAL CORPORATION
                                  SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN
                                      STATEMENT OF FINANCIAL POSITION
                                             DECEMBER 31, 1994

                                              Investment Funds
                                          Illinois
                                           Central       New
                                            Corp.    Perspective
                               Total     Stock Fund     Fund     Diversified    Fixed     Balanced
Assets:
 Investment at fair value  $ 45,933,140   7,435,073  1,615,588   6,587,388  27,800,901   2,494,190
 Securities sold receivable     123,184       9,011                112,809                   1,364
  Dividends receivable           64,496      60,136                  4,355                       5
  Accrued interest receivabe     98,835           9                  3,022      95,804
  Contributions receivable:
      Employer                   24,063       5,376        689       4,840      11,239       1,919
      Employee                   74,114      15,878      2,275      14,160      35,975       5,826
   Cash and cash equivalents    876,976      26,466                804,192      45,366         952

   Total assets            $ 47,194,808   7,551,949  1,618,552   7,530,766  27,989,285   2,504,256

Liabilities and Plan Equity:
   Liabilities:
   Interfund transfers     $          0       1,281                             31,674     (32,955)
   Payable for unsettled
      trades                    105,874      32,499                 73,375
   Accrued expenses              25,095       3,783        819       3,747      14,117       2,629

   Total liabilities            130,969      37,563        819      77,122      45,791     (30,326)
   Plan equity               47,063,839   7,514,386  1,617,733   7,453,644  27,943,494   2,534,582

   Total liabilities and
      plan equity          $ 47,194,808   7,551,949  1,618,552   7,530,766  27,989,285   2,504,256

   See accompanying Notes to Financial Statements.

                                          F-5


                                        ILLINOIS CENTRAL CORPORATION
                                  SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN
                               STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                                    FOR THE YEAR ENDED DECEMBER 31, 1995

                                              Investment Funds
                                        Illinois
                                         Central       New
                                          Corp.    Perspective
                              Total    Stock Fund     Fund     Diversified    Fixed     Balanced
Investment Income:
 Dividends                $   951,469     269,216     112,431     569,822
 Interest                   1,843,251         264                  45,024   1,797,847        116
 Net realized gain (loss)     567,462     219,908      21,702     266,678                 59,174
 Net unrealized gain (loss) 3,762,010   1,687,256     210,686   1,434,757                429,311

                            7,124,192   2,176,644     344,819   2,316,281   1,797,847    488,601

Contributions:
   Participants             1,714,631     387,851      75,210     323,907     784,001    143,662
   Employers                1,066,506     225,929      42,381     211,791     501,866     84,539
   Rollover                   271,850      96,972      47,051       6,779      82,580     38,468

                            3,052,987     710,752     164,642     542,477   1,368,447    266,669


   Total Additions         10,177,179   2,887,396     509,461   2,858,758   3,166,294    755,270

Less:
   Participants' distributi 3,891,239     274,878      29,993     307,335   3,245,672     33,361
   Administrative expenses    301,502      40,822       2,145      58,980     142,855     56,700
   Interfund transfers              0    (109,402)    (49,617)    398,316    (487,088)   247,791

   Total deductions         4,192,741     206,298     (17,479)    764,631   2,901,439    337,852

Net Changes During Period   5,984,438   2,681,098     526,940   2,094,127     264,855    417,418

Plan Equity:
   At December 31, 1994    47,063,839   7,514,386   1,617,733   7,453,644  27,943,494  2,534,582

   At December 31, 1995   $53,048,277  10,195,484   2,144,673   9,547,771  28,208,349  2,952,000
See accompanying Notes to Financial Statements.

                                               F-6


                                        ILLINOIS CENTRAL CORPORATION
                                  SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN
                               STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                                    FOR THE YEAR ENDED DECEMBER 31, 1994

                                              Investment Funds
                                        Illinois
                                         Central       New
                                          Corp.    Perspective
                              Total    Stock Fund     Fund     Diversified    Fixed     Balanced
Investment Income:
 Dividends                $   525,007     196,816     114,504     213,687
 Interest                   1,795,327         433          12      46,194   1,748,531         157
 Net realized gain (loss)      23,329      50,337      10,792     (64,762)                 26,962
 Net unrealized gain (loss) 2,340,472) (1,149,779)    (43,757)   (898,872)               (248,064)

                                3,191    (902,193)     81,551    (703,753)  1,748,531    (220,945)

Contributions:
   Participants             1,708,051     340,449      15,247     420,361     772,573     159,421
   Employers                  894,764     174,807       7,488     215,568     415,442      81,459
   Rollover                    12,869       5,147       2,574       2,574       2,574

                            2,615,684     520,403      25,309     638,503   1,190,589     240,880

   Total Additions          2,618,875    (381,790)    106,860     (65,250)  2,939,120      19,935

Less:
   Participants' distributi 2,951,501     132,303                 226,434   2,327,672     265,092
   Administrative expenses    294,054      26,785       4,344      77,303     153,792      31,830
   Interfund transfers              0    (769,215) (1,515,217)  1,464,084     989,558    (169,210)

   Total deductions         3,245,555    (610,127) (1,510,873)  1,767,821   3,471,022     127,712

Net Changes During Period    (626,680)    228,337   1,617,733  (1,833,071)   (531,902)   (107,777)

Plan Equity:
   At December 31, 1993    47,690,519   7,286,049           0   9,286,715  28,475,396   2,642,359

   At December 31, 1994   $47,063,839   7,514,386   1,617,733   7,453,644  27,943,494   2,534,582

   See accompanying Notes to Financial Statements.

                                                F-7


                           ILLINOIS CENTRAL CORPORATION
                     SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN

                           NOTES TO FINANCIAL STATEMENTS
                            DECEMBER 31, 1995 AND 1994


(1)  DESCRIPTION OF PLAN

   The following brief description of the Illinois Central Corporation Supplemental Retirement and Savings Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

   GENERAL

   The Plan was established effective January 1, 1989 and replaced the Supplemental Retirement and Savings Plan for Whitman Corporation (Predecessor Plan) for the benefit of eligible employees of Illinois Central Railroad Company (the Company) as a result of Whitman Corporation's spin-off of the common stock of Illinois Central Transportation Company (ICTC) to its shareholders. The Company is the surviving corporation in the merger of ICTC into the Company. The Plan covers all full-time, salaried, non-union employees of the Company. Full-time eligible employees may participate on the first day of the calendar month coinciding with or next following the first day of employment. Part-time eligible employees may participate once they have completed certain employment requirements. A Yardmaster or Dispatcher employed by the Company is only entitled to participate with respect to the Employer Supplemental Contributions. This Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

   CONTRIBUTIONS

   Participants, except Yardmasters and Dispatchers, may elect to make contributions to the Plan through periodic payroll deductions in amounts ranging from 2% to 15% of each participant's base salary, in 1% increments. The total pre-tax contributions by a participant are limited to the lesser of $9,240 in 1995 and in 1994 (subject to adjustments to reflect changes in the cost of living pursuant to
   Section 402(g) of the Internal Revenue Code) or 15% of the participant's salary during any calendar year. Contributions to the Plan on behalf of the participants are made by the Company in lieu of an equal amount of salary.

   The Company contributes an amount equal to 50% of each participant's contributions up to the first 6% of salary (a maximum Company contribution of 3% of salary).

   In addition, the Company makes supplemental contributions of 2% of salary on behalf of all eligible employees of the Company including Yardmasters and Dispatchers, whether they contribute to the Plan or not.

                                    F-8

                           ILLINOIS CENTRAL CORPORATION
                     SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN

                     NOTES TO FINANCIAL STATEMENTS - CONTINUED


   INVESTMENT OF CONTRIBUTIONS

   The Plan permits participants to invest their own contributions, the Company's matching and the supplemental contributions in the following investment funds: the Illinois Central Corporation Stock Fund, the New Perspective Fund, the Diversified Fund, the Fixed Fund and the Balanced Fund. Participants may choose to invest in one or more funds in multiples of 10% upon initial participation. Subsequent changes in funds may be in 1% increments. The New Perspective Fund invests in an investment fund managed by the American Funds Group. The Diversified Fund invests in an investment fund managed by Sirach. The fund is primarily invested in common stocks. The Fixed Fund invests in the LaSalle National Pooled Investment Fund and annuity contracts issued by John Hancock Mutual Life Insurance Company. The Balanced Fund is managed by Equity Capital Management Corporation and invests in the Equitable Investment Fund, which invests in common stocks and other equity-type securities, longer term fixed income securities, publicly traded debt securities and short term money market instruments.

   PARTICIPANT ACCOUNTS

   Each participant's account is credited with the participant's contributions, all of the Company's contributions, and an allocation of earnings and expenses. Allocation of each is based on the participant's account balances at the time of allocation. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                                   F-9

                           ILLINOIS CENTRAL CORPORATION
                     SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN

                     NOTES TO FINANCIAL STATEMENTS - CONTINUED

   VESTING

   Participants are immediately vested 100% in the entire amount in their account.

   PAYMENT OF BENEFITS

   On termination of service, a participant may elect to receive the value of his or her account in either a lump-sum payment, in annual installments over a period of up to 15 years, or in the form of an immediate or deferred annuity.

   EXPENSES

   Administrative expenses for maintenance of Plan financial records, participant statements, service fees on insurance contracts, trustee fees, and accounting fees are paid from Plan assets. All other administrative expenses of the Plan are paid by the Company.

   WITHDRAWALS

   In accordance with generally accepted accounting principles, withdrawals are recorded in the period in which they are paid to participants.

    PLAN TERMINATION

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Financial statements of the Plan are prepared using the accrual basis of accounting.

   Investment are stated at fair value. Quoted market prices are used to value the stock and mutual funds. The fixed income fund is valued at cost plus accumulated interest, which approximates market.

   Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

   The Plan considers all highly liquid debt instruments purchased with a maturity of 3 months or less to be cash equivalents.

   The Plan administrator has made a number of estimates and assumptions relating to the reporting of Plan assets in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(3) FEDERAL INCOME TAXES

   The Plan has received a favorable determination letter from the Internal Revenue Service (IRS), dated May 22, 1995, indicating that it is qualified under Section 401(a) of the Internal Revenue Code and therefore the related trust is exempt from tax under Section 501(a) of the Code. The Plan Administrator is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

                                  F-10

                           ILLINOIS CENTRAL CORPORATION
                     SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN

                     NOTES TO FINANCIAL STATEMENTS - CONTINUED


   (4) INVESTMENTS

   Continental Trust Company, Trustee of the Plan, holds the investments for the Illinois Central Corporation's Stock Fund and the Diversified Fund. The following table presents the fair values of the Plan's investments.

                       December 31, 1995          December 31, 1994
                       Number        Fair         Number       Fair
                       of Shares     Value        of Shares    Value


   Investments at
   Fair Value as
   Determined by
   Quoted Market
   Price:

   Illinois Central
   Corporation
   Stock Fund        265,002    $10,169,453       241,791  $7,435,073

   Sirach
   Diversified
   Fund              135,290      6,596,482       256,103   6,587,388

   Regis Fund
   Ins. Special
   Equity            143,984      2,234,635             -           -

   Investments at cost plus accumulated
   interest, which approximates fair
   value:

   LaSalle National Pooled Income
    Fund                 N/A     22,972,815           N/A  17,978,935
   John Hancock
   GAC #6096             N/A      5,078,830           N/A   9,821,966


   Investments at Fair Value as
   Determined by Estimated Market
   Price:

   Equitable Balanced
   Fund                31,099     2,950,220         31,664  2,494,190

   New Perspective
   Fund               130,932     2,144,673        112,428  1,615,588

                                       F-11

                                    SCHEDULE I
                   ITEM 27a - ASSETS HELD FOR INVESTMENT PURPOSES
                                 DECEMBER 31, 1995



                                   PAR VALUE                   MARKET
ASSET DESCRIPTION                  /SHARE        COST           VALUE

AFLAC                        $     43.375 $    80,900.00 $   104,100.00
ABBOTT LABS COM                    41.750      98,291.67     146,125.00
ADAPTEC INC COM                    41.000      56,670.00      49,200.00
ALLIEDSIGNAL INC COM               47.500     132,100.00     147,250.00
AMGEN INC COM                      59.375      52,500.00      95,000.00
AMERICAN INTL GROUP INC COM        92.500     181,835.00     203,500.00
AMR CORP DEL COM                   74.250      49,500.00      59,400.00
ARROW ELECTRS INC COM              43.125      49,725.00      43,125.00
ATLANTIC RICHFIELD CO COM           110.8       54,250.0       55,375.0
BANK OF BOSTON CORP COM            46.250      69,375.00     115,625.00
BANKAMERICA CORP COM               64.750     165,082.50     174,825.00
BAY NETWORKS INC COM               41.125      43,288.59      80,193.75
BLACK & DECKER CORP COM            35.250      85,350.00     112,800.00
BRITISH PETE PLC AMERN
 DEPOSITORY SH                    102.125     105,600.00     132,762.50
CAPITAL ONE FINL CORP COM          23.875      50,937.50      59,687.50
CASE CORP COM                      45.750      44,400.00      68,625.00
CITICORP COM                       67.250     119,625.00     235,375.00
COLUMBIA HCA HEALTCARE CORP COM    50.750     140,595.00     157,325.00
CONAGRA INC COM                    41.250      95,601.00     123,750.00
CPC INTL INC COM                   68.625      47,320.00      48,037.50
CUC INTL INC COM                   34.125      48,912.50      66,543.75
EASTMAN CHEM CO COM                62.625     162,462.50     156,562.50
FIRST BK SYS INC COM               49.625     122,962.50     148,875.00
FIRST DATA CORP COM                66.875     102,550.00     200,625.00
GENERAL ELEC CO COM                72.000     190,960.00     230,400.00
GENERAL MTRS CORP CL E             52.000     105,820.00     114,400.00
GILLETTE CO COM                    52.125     137,545.22     172,012.50
HALLIBURTON CO COM                 50.625      85,287.50     116,437.50
HEWLETT PACKARD COM                83.750     139,815.00     175,875.00
IMC GLOBAL INC COM                 40.875      52,640.00      57,225.00
INTERNATIONAL BUSINESS MACHINES
 CORP COM                          91.750      84,987.50     119,275.00
JOHNSON & JOHNSON COM              85.625      66,075.00     102,750.00
LORAL CORP COM                     35.375      54,868.50     106,125.00
LSI LOGIC CORP COM                 32.750      50,962.50      49,125.00
MARRIOTT INTL INC COM              38.250     115,002.50     110,925.00
MCDONALDS CORP COM                 45.125      87,000.00     135,375.00
MENA CORP COM                      36.875      91,875.00     110,625.00
MERCK & CO INC COM                 65.750      55,875.00      98,625.00
MGIC INVT CORP WIS COM             54.250      96,112.50     124,775.00
MICROSOFT CORP                     87.750      66,600.00     140,400.00
MOBIL CORP COM                    112.000      51,747.50      56,000.00
PEPSICO INC COM                    55.875     172,712.50     201,150.00
PFIZER INC COM                     63.000      52,850.00      88,200.00
POTASH CORP SASK INC COM           70.875      56,812.50     106,312.50
PRAXAIR INC COM                    33.625      56,700.00      94,150.00
PRICE / COSTCO INC COM             15.250      92,750.00      76,250.00
PROCTER & GAMBLE CO COM            83.000      79,712.50     116,200.00
ROCKWELL INTL CORP COM             52.875      45,975.00      52,875.00
SAFEWAY INC COM NEW                51.500      60,712.50      77,250.00
SCHERING PLOUGH CORP COM           54.750      86,844.64     142,350.00
SUNTRUST BKS INC COM               68.500      46,000.00      54,800.00
SYSCO CORP COM                     32.500      47,960.00      52,000.00
VENCOR INC COM                     32.500      51,525.00      48,750.00
VIACOM INC COM CL B                47.375      94,125.00      99,487.50
WAL MART STORES INC COM            22.375     123,830.00     107,400.00
WALGREEN CO COM                    29.875     126,789.67     149,375.00
WASHINGTON FED INC COM             25.625     108,469.80     120,181.25
WILLIAMS COS INC COM               43.875     121,755.00     144,787.50
WORLDCOM INC GA COM                35.250      46,070.00      59,925.00
TOTAL EQUITIES / SIRACH                     5,164,601.59   6,596,481.25

AMERICAN FUNDS /
 NEW PERSPECTIVE FUND              16.380   1,977,743.75   2,144,672.73
EQUITABLE FDS BALANCED FD          94.864   2,253,891.42   2,950,220.16
JOHN HANCOCK GAC #6096                      5,078,830.42   5,078,830.42
REGIS FD INC SPL EQUITY PORTFOLIO  15.520   2,284,354.41   2,234,635.48
LASALLE NATL POOLED INCOME PLUS
 FUND                               1.000  22,972,815.66  22,972,815.66
ILLINOIS CENTRAL CORP COMMON       38.375   7,267,545.08  10,169,451.75
                                           41,835,180.74  45,550,626.20
              TOTAL INVESTMENTS            46,999,782.33  52,147,107.45

TEMPORARY CASH INVESTMENTS                    771,763.06     771,763.06
                                          $47,771,545.39 $52,918,870.51
SEE ACCOMPANYING INDEPENDENT AUDITORS' REPORT.

                                      F-12

                                    SCHEDULE II

                          ITEM 27d REPORTABLE TRANSACTIONS

                           YEAR ENDED DECEMBER 31, 1995


Individual Transactions
                                                       Net/
Security        Sales/Purchases                        Gain    Current
Description         Price        Expenses     Cost     Loss     Value

Sales

John Hancock
 GAC #6096           5,435,407          0  5,435,407         0  5,435,407

Purchases

LaSalle National
 Pooled Income Plus  5,435,407          0  5,435,407         0  5,435,407


Series of Transactions

Sales

Illinois Central Corp
 Common Stock          782,514      1,926    780,588  219,708   1,000,296

EB STIF Fund        11,960,837          0 11,960,837        0  11,960,837

LaSalle National Pooled
 Income Plus         4,342,752          0  4,342,752        0   4,342,752

Purchases

Illinois Central Corp
 Common Stock       1,610,153      3,778   1,606,375        0   1,606,375

EB STIF Fund       11,855,626          0  11,855,626        0  11,855,626

John Hancock
 GAC #6096          5,435,407          0   5,435,407        0   5,435,407

LaSalle National Pooled
 Income Plus        9,336,633          0   9,336,633        0   9,336,633

See accompanying indendent auditors' report.
                                         F-13